UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170112

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Anthony M. Pepper
Praxair, Inc.
tony_pepper@praxair.com

Re: Praxair, Inc.
Incoming letter dated December 15, 2016

Dear Mr. Pepper:

This is in response to your letter dated December 15, 2016 concerning the shareholder proposal submitted to Praxair by John Chevedden. We also have received letters from the proponent dated December 27, 2016 and December 29, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 6, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Praxair, Inc.
Incoming letter dated December 15, 2016

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that Praxair may exclude the proposal under rule 14a-8(i)(7), as relating to Praxair's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Praxair's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Praxair omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Praxair relies.

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 29, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Praxair, Inc. (PX)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 15, 2016 no-action request – only 2 weeks ago and overlapping the Holiday week.

On page 4 the company cites "since it is impracticable for Shareholders to decide how to solve such problems at an annual shareholder meeting" ironically in regard to an issue that overwhelmingly precedes the AGM. Management does not typically solicit shareholders on a large scale once an AGM is called to order. This proposal is about the ability of management to have access to all incoming votes as a springboard to hounding shareholders to change their vote on executive pay issues. This proposal would make it less easy for management to use shareholder money to blast shareholders with one-way communications to change shareholder executive pay votes. This proposal addresses the integrity of the proxy voting process prior to the time of the annual meeting and provides some protection from management rigging close votes on executive pay issues.

Further on page 4 the company likens confidential voting to "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The company failed to provide evidence that its shareholders in particular are ignorant as to what confidential voting is.

The company did not say that *Verizon* (January 22, 2015) decided that giving management the power to manipulate the voting on executive pay was ordinarily business (of course bankrolled by shareholders and without shareholder approval).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

There will be additional rebuttal on this proposal topic.

Sincerely,

John Chevedden

cc: Anthony M. Pepper <Tony_Pepper@Praxair.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 27, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Praxair, Inc. (PX)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 15, 2016 no-action request.

Based on this no action request the hundreds of major companies, that now have confidential voting, can do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to low shareholder votes, these hundreds of companies can eliminate confidential voting and efficiently manipulate the say on pay vote to a higher percentage. Without confidential voting companies can blast shareholders at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail to artificially boost the vote for executive pay in favor of management.

It is important for shareholders that the company get executive pay right in order to give management the best-focused incentive for long-term shareholder value. Executive pay is not ordinary business.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Additional rebuttal will be forwarded this week.

Sincerely,

John Chevedden

cc: Anthony M. Pepper <Tony_Pepper@Praxair.com>

[PX: Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

- Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

- Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

- Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Our management is now able to monitor voting results and take steps to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options.

Please vote to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

Anthony M. Pepper
Assistant General Counsel, Assistant Secretary and
Chief Governance Officer

Praxair, Inc.
10 Riverview Drive
Danbury, CT 06810-6268
203-837-2264 Phone
203-837-2545 Fax
Tony_Pepper@Praxair.com

December 15, 2016

VIA E-MAIL: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Praxair, Inc. — Request to Omit Shareholder Proposal of John Chevedden Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Praxair, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (together, the "2017 Proxy Materials") a shareholder proposal submitted to the Company on November 1, 2016 (including its supporting statement, the "Proposal") by John Chevedden (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached hereto as Exhibit A.

The Company believes that the Proposal may be omitted from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(3), because it is impermissibly vague and indefinite and would therefore be inherently misleading; and

- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials.

This letter constitutes our statement of the reasons why we deem this omission to be proper. We have submitted this letter, including its exhibits, to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials.

The Proposal

The Proposal is entitled "Proposal [4] – Confidential Voting" and provides in relevant part:

> *"Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to:*
>
> *• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules*
>
> *• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)*
>
> *• Rule 14a-8 shareholder proposals included in the proxy*
>
> *This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes."*

The supporting statement included in the Proposal is set forth in Exhibit A.

Grounds for Omission

A. The Proposal is impermissibly vague and indefinite and would therefore be inherently misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004), Item B.4.

The language of the Proposal, as applied to the Company, is impermissibly vague and indefinite so as to be inherently misleading because the Proposal is internally inconsistent and does not sufficiently explain when the requested policy would apply. The Staff has concurred on numerous occasions that a proposal may be excluded where it fails to define key terms or otherwise to provide necessary guidance on its implementation.

Most notably, in *Amphenol Corp.* (Mar. 28, 2014), the Staff concurred in the exclusion of a stockholder proposal that had identical wording to the Proposal as "vague and indefinite." The Staff noted the company's view that "the proposal does not sufficiently explain when the requested bylaw would apply" and further noted that "the proposal provides that preliminary voting results would not be available for solicitations made for 'other purposes,' but that they would be available for solicitations made for 'other proper purposes.'"

The Staff has consistently concurred in the exclusion of other stockholder proposals that are substantially identical to the Proposal, concluding that "the proposal does not sufficiently explain when the requested [bylaw/policy] would apply." *Omnicom Group Inc.* (Mar. 27, 2014); *Cognizant Technology Solutions Corp.* (Mar. 25, 2014); *The Interpublic Group of Companies, Inc.* (Mar. 12, 2014); *Amazon.com, Inc.* (Mar. 6, 2014); *Comcast Corp.* (Mar. 6, 2014); *Equinix, Inc.* (Mar. 6, 2014); *The Home Depot, Inc.* (Mar. 6, 2014); *Leidos Holdings, Inc.* (Mar. 6, 2014); *Reliance Steel & Aluminum Co.* (Mar. 6, 2014); *The Southern Company* (Mar. 6, 2014); *SunEdison, Inc.* (Mar. 6, 2014); *United Continental Holdings, Inc.* (Mar. 6, 2014); *Intel Corp.* (Mar. 4, 2014); *Verizon Communications Inc.* (Mar. 4, 2014); *Newell Rubbermaid Inc.* (Mar. 4, 2014).

In our case, the Proposal contains the exact same ambiguity. The first paragraph of the Proposal indicates that the "enhanced confidential voting requirement should apply to … management-sponsored or Board-sponsored resolutions seeking approval of executive pay or *for other purposes*" (emphasis added), apparently using the phrase "for other purposes" as a catch-all to attempt to describe all the situations in which the Proposal *will* apply. In contrast, the second paragraph of the Proposal states, "[n]or shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations *for other proper purposes*" (emphasis added), apparently using the substantially similar language "for other proper purposes" as a catch-all to attempt to describe all the situations in which the Proposal will *not* apply.

In neither case does the Proposal clarify the meaning of "other purposes" or "other proper purposes" or give any guidance as to what these phrases mean or how they should be applied. Because of this, these two paragraphs create an internal, and fundamental, inconsistency that is not resolved elsewhere in the Proposal, making it impossible to determine which matters are intended to be *covered* by the Proposal and which matters are intended *not to be covered* by the Proposal.

This conclusion is consistent with the outcome in *Amphenol Corp.* and the other foregoing letters where the Staff specifically noted that "the proposal provides that preliminary voting results would not be available for solicitations made for 'other purposes,' but that they would be available for solicitations made for 'other proper purposes.'" Accordingly, neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

B. The Proposal deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) provides that a company may exclude from its proxy materials a shareholder proposal if "the proposal deals with a matter relating to the company's ordinary business operations." The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998). The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id*. The Commission has outlined two central considerations when determining whether a proposal relates to ordinary business operations. The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id*. As discussed below, both considerations support the exclusion of the Proposal under the ordinary business operations exception.

The Proposal, as applied to the Company, would restrict the board's and management's ability to run the Company's day-to-day business since it does not allow the board to obtain preliminary voting results. The Staff has concurred on numerous occasions that a proposal may be excluded where it relates to the monitoring of preliminary voting results.

Most notably, in *Verizon Communications Inc.* (Jan. 22, 2015), the Staff concurred in the exclusion of a stockholder proposal that, using substantially identical wording to the Proposal, urged the adoption of a policy that preliminary voting tallies "shall not be available to management and shall not be used to solicit votes." The Staff specifically noted that "the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Verizon's ordinary business." The Staff has also allowed the exclusion of other stockholder proposals that were designed to restrict management access to preliminary voting results. *FedEx Corp.* (Jul. 18, 2014); *NetApp, Inc.* (Jul. 15, 2014). It should be noted that in *FedEx Corp.* and *NetApp, Inc.*, the proposals were deemed excludable under Rule 14a-8(i)(7) even though they were less restrictive than the Proposal in that they provided an exception for cases where the board determined there was a "compelling reason" to obtain preliminary voting results.

Further, implementing the Proposal would significantly impact the ability of the Company to conduct the annual meeting since the proposal attempts to prevent access to preliminary voting information that the Company's management uses in preparation for, and in the conduct of, its annual meetings. Management uses preliminary voting results to measure shareholder sentiment regarding the matters that are being voted on at a meeting, giving management the opportunity to communicate with shareholders prior to the meeting, and prepare for questions that may be raised at the meeting, as well as to prepare for and address any shareholder confusion or concern that might arise. This information assists management in conducting an informed and productive meeting, which is in the best interest of all shareholders. Preventing access to this information would significantly affect management's ability to prepare for and conduct such a meeting.

In this regard, the Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) when they have related to the conduct of annual shareholder meetings, including shareholder proposals that, like the Proposal, attempt to address a corporate governance or policy issue raised by the annual meeting process in a way that may relate to ordinary business matters. *See generally Peregrine Pharmaceuticals, Inc.* (Jul. 16, 2013) (granting relief to exclude proposal that required Peregrine to answer investor questions that relate to the operations of the company on every public company conference call in the manner specified in the proposal on the basis that proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under Rule 14a-8(i)(7)). The Staff has also allowed the exclusion of shareholder proposals that seek to micro-manage the conduct of annual meetings and related company-stockholder communications. *See, e.g., Con-way, Inc.* (Jan. 22, 2009); *Ford Motor Co.* (Jan. 2, 2008); *IDACORP. Inc.* (Dec. 10, 2007); *Bank of America Corp.* (Feb. 16, 2006).

For the reasons set forth above, the Company also believes that the Proposal does not raise a significant policy issue. Indeed, in *Verizon Communications Inc.*, *FedEx Corp.*, and *NetApp, Inc.*, the Staff apparently concurred with companies' argument that confidential voting on uncontested proxy matters is not a significant policy issue. In our case, as the Proposal relates to the conduct of the Company's annual meetings and discourages routine communications between the Company and its shareholders, which are ordinary business matters, the Proposal is excludable under Rule 14a-8(i)(7).

Conclusion

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2017 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (203) 837-2264 or by e-mail at tony_pepper@praxair.com. Thank you for your attention to this matter.

Very truly yours,

Anthony M. Pepper
Assistant General Counsel and Assistant
Corporate Secretary

(Attachment)

cc: John Chevedden

EXHIBIT A

TEXT OF PROPOSAL AND RELATED CORRESPONDENCE

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

Mr. Anthony M. Pepper
Assistant Corporate Secretary
Praxair, Inc. (PX)
39 Old Ridgebury Road
Danbury CT 06810
PH: 203-837-2000
PH: 203-837-2264
FX: 800-772-9985
FX: 203-837-2515

Dear Mr. Pepper,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

John Chevedden

November 1, 2016
Date

[PX: Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

- Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

- Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

- Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Our management is now able to monitor voting results and take steps to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options.

Please vote to enhance shareholder value:
Confidential Voting – Proposal [4]
[The line above is for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

Re: Rule 14a-8 Proposal (PX)``
FISMA & OMB MEMORANDUM M-07-16
Tony Pepper ***FISMA & OMB MEMORANDUM M-07-16*** 11/02/2016 09:52 AM

Hi, John.

Could you please send me your proof of ownership of Praxair's common stock as required by Rule 14a-8? Thanks.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

FISMA & OMB MEMORANDUM M-07-16Mr. Pepper, Please see the attached rule 14a-8... 11/01/2016 09:23:44 PM

From: ***FISMA & OMB MEMORANDUM M-07-16***
To: "Anthony M. Pepper" <Tony_Pepper@Praxair.com>
Date: 11/01/2016 09:23 PM
Subject: Rule 14a-8 Proposal (PX)``

Mr. Pepper,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,

John Chevedden CCE01112016_6.pdf

Re: Rule 14a-8 Proposal (PX)

Tony Pepper ***FISMA & OMB MEMORANDUM M-07-16*** 11/02/2016 11:11 AM

o.k Thanks.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

FISMA & OMB MEMORANDUM M-07-16 Mr. Pepper, Thank you for acknowledging receipt. 11/02/2016 11:09:58 AM

From: ***FISMA & OMB MEMORANDUM M-07-16***
To: "Anthony M. Pepper" <Tony_Pepper@Praxair.com>
Date: 11/02/2016 11:09 AM
Subject: Rule 14a-8 Proposal (PX)

Mr. Pepper,
Thank you for acknowledging receipt.
I will timely submit the broker letter.
John Chevedden

Shareholder Proposal Sumitted to Praxair

Tony Pepper ***FISMA & OMB MEMORANDUM M-07-16*** 11/08/2016 04:35 PM

Dear Mr. Chevedden,

Attached is a letter that notifies you that because you have not provided sufficient proof of ownership of Praxair's common stock, the shareholder proposal that you submitted on November 1, 2016 is procedurally deficient.

Chevedden Proof of Stock Ownership Deficiency Ltr FINAL (11-8-16).pdf

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

PRAXAIR
Making our planet more productive

Anthony M. Pepper
Assistant General Counsel, Assistant Secretary and
Chief Governance Officer

Praxair, Inc.
10 Riverview Drive
Danbury, CT 06810
Phone: 203-837-2264
Fax: 203-837-2515
Email: Tony_Pepper@Praxair.com

November 8, 2016

FISMA & OMB MEMORANDUM M-07-16

Mr. John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Re: Shareholder Proposal Submitted To Praxair, Inc. ("Praxair")

Dear Mr. Chevedden:

This letter is being sent to you (the "Proponent") in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in the Proponent's shareholder proposal dated November 1, 2016 and received by us on that date (the "Proposal"), as well as of the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. Praxair's stock records do not indicate that the Proponent is the record owner of any shares of common stock, and you did not submit to Praxair any proof of ownership contemplated by Rule 14a-8(b)(2). For this reason, we believe that the Proposal may be excluded from our proxy statement for our upcoming 2017 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of the Proponent's ownership of the requisite number of shares of Praxair common stock for the one-year period preceding and including November 1, 2016, the date the Proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level and a written statement that it has continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin ("SLB") No. 14F, dated October 18, 2011, the SEC's Division of Corporation Finance has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If the Proponent holds its shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from the Proponent's bank, broker or other securities intermediary confirming the Proponent's ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. In SLB 14G, dated October 16, 2012, the Staff clarified that a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant. A list of DTC participants can be found at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. We urge you to review SLB 14F and SLB 14G carefully before submitting the proof of ownership to ensure it is compliant. Copies of these are attached for your reference.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter. We have attached for your reference copies of Rule 14a-8, SLB 14F and SLB 14G. We urge you to review the SEC rule and Staff guidance carefully before submitting the proof of ownership to ensure it is compliant

If you have any questions with respect to the foregoing, please contact me (203) 837-2264. You may address any response to me at the address on the letterhead of this letter, by facsimile at (203) 837-2515 or by e-mail at tony_pepper@praxair.com.

Very truly yours,

Rule 14a-8 Proposal (PX) blb

FISMA & OMB MEMORANDUM M-07-16 to: Anthony M. Pepper 11/11/2016 12:13 AM

1 attachment

CCE10112016_12.pdf

Mr. Pepper,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

PO BOX 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

PX

Post-it® Fax Note 7671	Date 11-10-16	# of pages ▶
To Tiny Pepper	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB MEMORANDUM M-07-16***	
Fax # 203-837-2515	Fax #	

November 10, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB MEMORANDUM M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Lockheed Martin Corp. (CUSIP: 539830109, trading symbol: LMT), no fewer than 40 shares of Praxair Inc. (CUSIP: 74005P104, trading symbol: PX) and no fewer than 40 shares of Chemed Corp. (CUSIP: 16359R103, trading symbol: CHE) since July 1, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Eastern Time (Monday through Friday) and entering my extension 15007 when prompted.

Sincerely,

Brian R. Arden

Brian Arden
High Net Worth Operations

Our File: W834503-09NOV16